FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  January , 2004
                 ---------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


         Form 20-F     X                       Form 40-F
                    -------                               -------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                Yes                            No     X
                    -------                        -------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________ ]


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TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated January 21, 2004 "Oxford Investments Holdings Inc. Announces New Trading Symbol - "OXIHF" and The Set Up Of Two New Sunless Tanning Salons."

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                         OXFORD INVESTMENTS HOLDINGS INC.


 Date: January 22, 2004                  By: /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.
                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3
FOR IMMEDIATE RELEASE

   Oxford Investments Holdings Inc. Announces New Trading Symbol - "OXIHF" and
                  The Set Up Of Two New Sunless Tanning Salons

TORONTO, ON. - January 21, 2004 - Oxford Investments Holdings Inc. (OTC: OXSDF) today announced that the Company has changed its Stock Symbol. The new symbol is (OTC: OXIHF). The new symbol was issued by NASD and made effective January 15, 2004. The new corresponding CUSIP Number is 691504 104. This change is a result of the corporate name change, which occurred December 16, 2003.


The Company is also pleased to announce the opening of two new sunless tanning salons:

Celebrity Tan Inc. sold a sunless tanning unit to Dev Spa. This salon is located at The Westin Nova Scotian 1181 Hollis Street, Halifax Nova Scotia Canada. Michael Donaghy, President and Chief Executive Officer of Oxford stated "we are very pleased with the opening of this new location, as this will give our Celebrity Tan Eastern Sales Team the ability to showcase our product to potential clients from the region."

Celebrity Tan Inc. also set up a new franchise at 300 Marcel Laurin, Suite 202 St. Laurent, Quebec H4M 2L4 Canada. This franchise will be a provincial office headquarters and showroom facility. The Quebec marketplace is believed to be at the forefront of the tanning industry.

About Oxford Investments Holdings Inc.
Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets Internet gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, and Ontario Private Water Labelling Ltd., a company that specializes in private-label bottled water distribution and sales.

For further information, please visit www.oxsof.com or e-mail:investor@oxsof.com


FORWARD LOOKING STATEMENTS DISCLAIMER:


Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with franchising, Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on franchisees, sub-licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.